November 27, 2024

Zhenyang Shi
Chairman and Chief Executive Officer
Pomdoctor Limited
Yongxu Industrial Park
No.19-23 Hejing Road, Dongsha Street
Liwan District, Guangzhou 510000
People   s Republic of China

       Re: Pomdoctor Limited
           Amendment No. 7 to Draft Registration Statement on Form F-1 Submitted November 6, 2024
           CIK No. 0001877971
Dear Zhenyang Shi:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 17, 2024 letter.

Amendment No. 7 to Draft Registration Statement on Form F-1 submitted November 6, 2024
Prospectus Summary
Summary of Risk Factors, page 3

1. For each summary risk factor, please add the page number in the prospectus where the full risk factor appears.
 November 27, 2024
Page 2
Overseas Listing, page 7

2. Please update your disclosure concerning your November 16, 2023, submission to the CSRC. In doing so, please disclose any feedback you have received from the CSRC.
Dilution, page 75

3. Please revise your net tangible book value amount as of June 30, 2024, to exclude deferred offering costs.

       Please contact Patrick Kuhn at 202-551-3308 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services